EXHIBIT 99.3

LETTER TO REGISTERED HOLDERS OF COMMON STOCK
CAPITAL BANK CORPORATION
Up to 5,000,000 Shares of Common Stock To Be Issued Upon Exercise of Subscription Rights

[          ], 2011

Dear Shareholder:

This letter is being distributed by Capital Bank Corporation (“us”, “we”, “our” or the “Company”) in connection with the offering (the “Rights Offering”) by the Company of shares of our common stock, no par value per share (“Common Stock”), which will be issued upon the exercise of non-transferable subscription rights (the “Subscription Rights”), which are being distributed, at no cost, to all holders of record of Common Stock as of 5:00 p.m., Eastern Standard time, on January 27, 2011 (the “Record Date”). The Subscription Rights and the Rights Offering are described in the prospectus dated [          ], 2011, which is enclosed with this letter (the “Prospectus”).

In the Rights Offering, we are offering up to an aggregate of 5,000,000 shares of Common Stock to be issued upon the exercise of the Subscription Rights, as described further in the Prospectus. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Eastern Standard time, on [          ], 2011, unless we elect in our sole discretion to extend the period of the Rights Offering beyond this date (as such date may be extended, the “Expiration Date”) or cancel the Rights Offering earlier.

As described in the Prospectus, you will receive, at no charge, 0.3882637 Subscription Rights for each share of Common Stock you owned on the Record Date. Each whole Subscription Right will entitle you to purchase one share of our Common Stock at a subscription price of $2.55 per share of Common Stock, subject to an overall beneficial ownership limit of 4.9% for each participant as described below. Fractional Subscription Rights will be eliminated by rounding down to the nearest whole number of Subscription Rights and may not be exercised. For example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 388.2637 Subscription Rights and would have the right to purchase 388 shares of Common Stock (rounded down from 388.2637 Subscription Rights) for $2.55 per share.

Each participant in this Rights Offering is generally subject to an overall beneficial ownership limit of 4.9%. Any Subscription Rights exercised by you for Common Stock subscribed for by you that would cause you to go over the 4.9% ownership limit will not be considered exercised or subscribed for by you, and the portion of the subscription price paid by you for such unexercised Subscription Rights will be returned to you, without interest or penalty, as soon as practicable after completion of the Rights Offering.

You should be aware that there is no over-subscription privilege associated with the Rights Offering. In addition, no shareholder will backstop the Rights Offering. Neither you nor any shareholder will have the opportunity to purchase additional shares not purchased by other shareholders in the Rights Offering.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy pursuant to the exercise of your Subscription Rights to Registrar and Transfer Company (the “Subscription Agent”) by no later than 5:00 p.m., Eastern Standard time, on the Expiration Date. Any excess subscription payment that you may pay to the Subscription Agent in the Rights Offering will be returned to you by the Subscription Agent, without interest or penalty, as soon as practicable following the completion of the Rights Offering.

Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights to anyone else, and are not evidenced by any certificate. Enclosed for your additional information are copies of the following documents:

•	Prospectus;

•	A Subscription Rights Election Form;

•	Instructions For Use of Capital Bank Corporation Subscription Rights Election Form; and

•	A return envelope addressed to the Subscription Agent.

The first three documents listed above provide additional information on the Rights Offering, the Company and the steps you must take if you wish to exercise all or some of your Subscription Rights. You should read all of these documents carefully and in their entirety.

Your prompt action is requested if you intend to participate in the Rights Offering.  To exercise your Subscription Rights, you must deliver your properly completed and signed Subscription Rights Election Form, together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase in the Rights Offering, to the Subscription Agent as described further in the Prospectus. Do not send the Subscription Rights Election Form or payment to the Company. Your properly completed and signed Subscription Rights Election Form accompanied by full payment of your total subscription amount must be received by the Subscription Agent, and your payment must clear, by no later than 5:00 p.m., Eastern Standard time, on the Expiration Date. Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights (unless we are required by law to permit revocation). Any Subscription Rights that are not exercised prior to 5:00 p.m., Eastern Standard time, on the Expiration Date will expire and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from our information agent, Eagle Rock Proxy Advisors LLC, by calling (877) 864-5053 (toll free) or, if you are a bank or a broker, (908) 497-2340. You may also contact our information agent if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights.

Very truly yours,

CAPITAL BANK CORPORATION